EXHIBIT 3.6 - AMENDMENT TO THE BYLAWS OF INCOMNET, INC., DATED NOVEMBER 5,
1997

On November 5, 1997, the Board of Directors of the Company adopted an amendment to Article III. Section 10 of the Company's Bylaws providing that all formal resolutions, acts or decisions of the Board must be approved by a majority vote, plus one additional vote, of the directors present at a meeting duly held at which a quorum is present. Article III. Section 10 of the Bylaws now states as follows:

    Section 10. QUORUM. A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority vote, plus one additional vote, of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, subject to the provisions of Section 310 of the Corporations Code of California (approval of contracts or transactions in which a director has a direct or indirect material financial interest), Section 311 (appointment of committees), and Section 317(e) (indemnification or directors). A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority vote, plus one additional vote, of the required quorum for such meeting.